BCP SECURITIES, LLC & SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

Cash Flows from Operating Activities:

Net income .... $ 2,206,299

Adjustments to reconcile net income to net cash
  Provided by operating activities:

    Depreciation and amortization .... $ 82,552

    (Increase) decrease in operating assets:
      Due from brokers .... (5,082,167)
      Securities owned, at fair value 1,973,410
      Other investments 17,287
      Security deposits and other assets 417,205
    Increase (decrease) in operating liabilities:
      Accrued expenses and other liabilities 283,837
      Securities sold, not yet purchased, at fair value   3,015,140

    Net adjustments 707,264

    Net Cash Provided by Operating Activities 2,913,563

Cash Flows from Investing Activities:

  Purchase of fixed assets .... (469,880)

Cash Flows from Financing Activities:

  Capital withdrawals .... (854,086)

Net Increase in Cash 1,589,597

Cash and Cash Equivalents at Beginning of Year 1,964,187

Cash and Cash Equivalents at End of Year .... $ 3,553,784

Supplemental Disclosure of Cash Flow Information:
  Interest paid for the year .... $ 872,071

The accompanying notes are an integral part of these consolidated financial statements.